Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Announcement of the interim results for the six months ended June 30, 2016

(Summary of the 2016 Interim Report)

1. Important Notice

1.1 This announcement of interim results is a summary of the 2016 Interim Report of PetroChina Company Limited (the “Company”). For more details, investors should carefully read the full version of the 2016 Interim Report, which is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn ).

1.2 Financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with each of China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”). The financial statements in this announcement are unaudited.

1.3 Basic Information of the Company
Stock Name	PetroChina	PetroChina
Stock Code	857	PTR	601857
Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange	Shanghai Stock Exchange

Contact Persons	Secretary to the Board of Directors	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office
Name	Wu Enlai	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal Code	100007
Telephone	86 (10) 5998 6270	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email Address	jh_dong@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

2. Key Financial Data and Change of Shareholders

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB million
			Changes from the end
	As at the end	As at the end	of the preceding year
	of the reporting	of the preceding	to the end of the
Items	period	year	reporting period (%)
Total assets	2,418,243	2,393,844	1.0
Equity attributable to owners of the Company	1,182,419	1,179,716	0.2

		Same period of	Changes over the
	The reporting	the preceding	same period of the
Items	period	year	preceding year (%)
Revenue	739,067	877,624	(15.8)
Profit attributable to owners of the Company	531	25,406	(97.9)
Net cash flows from operating activities	111,842	110,936	0.8
Basic earnings per share (RMB yuan)	0.003	0.139	(97.9)
Diluted earnings per share (RMB yuan)	0.003	0.139	(97.9)
Return on net assets (%)	0.04	2.15	(2.11 percentage point )

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB million
			Changes from the end
	As at the end	As at the end	of the preceding year
	of the reporting	of the preceding	to the end of the
Items	period	year	reporting period (%)
Total assets	2,418,492	2,394,094	1.0
Equity attributable to equity holders of the Company	1,182,668	1,179,968	0.2

		Same period of	Changes over the
	The reporting	the preceding	same period of the
Items	period	year	preceding year (%)
Operating income	739,067	877,624	(15.8)
Net profit attributable to equity holders of the Company	528	25,404	(97.9)
Net (loss)/profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	(9,491)	25,848	—
Basic earnings per share (RMB yuan)	0.003	0.139	(97.9)
Diluted earnings per share (RMB yuan)	0.003	0.139	(97.9)
Weighted average return on net assets (%)	0.04	2.14	(2.10 percentage point )
Net cash flows from operating activities	111,842	110,936	0.8

2.2 Shareholdings of the Top Ten Shareholders

The total number of shareholders of the Company as at June 30, 2016 was 611,028, including 603,718 holders of A shares and 7,310 holders of H shares (including 238 holders of American Depositary Shares).

Unit: Shares
					Increase		Number of
					/decrease	Number of	shares
				Percentage of	during the	shares with	pledged or
	Nature of	Number of		shareholding	reporting	selling	subject to
Name of shareholders	shareholders	shares held		(%)	period (+,-)	restrictions	lock-ups
China National Petroleum Corporation (“CNPC”)	State-owned	158,033,693,528	(1)	86.35	0	0	0
HKSCC Nominees Limited (2)	Overseas legal person	20,851,108,557	(3)	11.39	2,430,950	0	0
China Securities Finance Corporation Limited	State-owned legal person	1,129,391,498		0.617	119,639,001	0	0
Central Huijin Asset Management Co., Ltd.	State-owned legal person	206,109,200		0.113	0	0	0
Hong Kong Securities Clearing Company Limited(4)	Overseas legal person	35,890,674		0.020	19,545,615	0	0
Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	Other	35,501,203		0.019	91,275	0	0
China Construction Bank Corporation - Shanghai 180 Index ETF Securities Investment Fund	Other	13,490,056		0.007	-303,100	0	0
Quanzheng (Shanghai) Investment Management Centre (LP)-Quanzheng No.1 Fund	Other	12,515,328		0.007	0	0	0
Li Guoyuan	Domestic Natural Person	12,146,592		0.007	12,146,592	0	0
Industrial and Commercial Bank of China -Huatai Borui Shanghai- Shenzhen 300 Index ETF Securities Investment Fund.	Other	11,904,096		0.007	1,039,596	0	0

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. On July 13, 2016, the State-owned Assets Supervision and Administration Commission of the State Council approved the gratuitous transfer of 624,000,000 A shares of the Company, representing 0.34% of the total issued shares of the Company, from CNPC to Baosteel Group Corporation (the “Baosteel Group”) and the registration procedures for this gratuitous share transfer have been completed as at the date of this announcement. After the gratuitous transfer, CNPC holds 157,409,693,528 A shares of the Company, representing 86.01% of the total issued shares of the Company; Baosteel Group holds 624,000,000 A shares of the Company, representing 0.34% of the total issued shares of the Company. The details are set out in the announcements posted by the Company on the website of Shanghai Stock Exchange (No. Lin 2016-029, Lin 2016-033 and Lin 2016-035).
(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as nominee on behalf of other corporate or individual shareholders to hold the H shares of the company.
(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
(4)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and it holds the A shares of the Company listed on the Shanghai Stock Exchange and invested by investors through the Hong Kong Stock Exchange as a nominal holder.

Statement on connected parties or parties acting in concert among the above-mentioned shareholders: Except for HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited that are both wholly-owned subsidiaries of the Hong Kong Exchanges and Clearing Limited, China Securities Finance Corporation Limited and Central Huijin Asset Management Co., Ltd. that are holders of ordinary shares of Industrial and Commercial Bank of China Limited and China Construction Bank Corporation, and “Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund” and “Industrial and Commercial Bank of China-Huatai Borui Shanghai-Shenzhen 300 Index ETF Securities Investment Fund” that are both held in escrow by Industrial and Commercial Bank of China Limited, the Company is not aware of any connection among or between the above top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.3 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2016, so far as the Directors are aware, the persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

					Percentage of such	Percentage
					shares in the same	of total
	Nature of				class of the issued	share capital
Name of shareholders	shareholding	Number of shares		Capacity	share capital (%)	(%)
	A Shares	158,033,693,528	(L)	Beneficial Owner	97.60	86.35

CNPC	H Shares	291,518,000	(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

		1,230,112,665	(L)	Interest of Corporation	5.83	0.67

BlackRock, Inc. (2)	H Shares	15,932,000	(S)	Controlled by the Substantial Shareholder	0.08	0.01

JPMorgan Chase & Co.(3)	H Shares	1,373,371,325	(L)	Beneficial Owner / Investment Manager / Custodian Corporation / Approved Lending Agent/Trustee (other than Bare Trustee)	6.50	0.75

		135,456,704	(S)	Beneficial Owner	0.64	0.07

		817,465,458	(LP)	Custodian Corporation / Approved Lending Agent	3.87	0.45

(L) Long position                (S) Short position             (LP) Lending pool

Notes:

(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.
(2)	BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,230,112,665 H shares (long position) and 15,932,000 H shares (short position) were held in the capacity as a corporation controlled by the substantial shareholder.
(3)	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 554,929,767 H shares (long position) and 135,456,704 H shares (short position) were held in its capacity as beneficial owner; 951,000 H shares (long position) were held in its capacity as investment manager; 817,465,458 H shares (long position) were held in its capacity as custodian corporation/approved lending agent, and 25,100 H shares (long position) were held in its capacity as trustee (other than bare trustee). Such 1,373,371,325 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation / approved lending agent and trustee (other than bare trustee).

As at June 30, 2016, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.4 Information on Changes of Controlling Shareholder and the De Facto Controller

☐  Applicable        ☒  Not applicable

3. Directors’ Report

3.1 Management Discussion and Analysis

In the first half of 2016, there were increasingly uncertain risks in international politics and economy and the pace of economic recovery continued to slow down. Generally speaking, the economy of China operated steadily but was still faced with downward pressure. The international oil prices stayed at low levels with weak demand and fierce competition existed in the oil and gas markets. Facing the complicated and severe situation of development, the Group pursued to its guidelines of steady development, adhered to reform and innovation as driving forces, and optimised production and operation based on the principle of improving quality and efficiency. The Group strengthened the balance among production, refining, transportation, sales, storage and trade and pushed forward a series of measures including broadening source of income, reducing costs and improving efficiency. As a result, the Group achieved stable, safe and controllable production and operation, and the operating results got better month by month and generally met the expectations.

3.1.1 Market Review

(1) Crude Oil Market

In the first half of 2016, the supply in the international’s oil market was sufficient in general. Due to the combined effects of the slow recovery of global economy and geopolitical factors, the international crude oil prices reached the bottom and began to move up in an unsteady way. The price spread between West Texas Intermediate (“WTI”) crude oil and other benchmark oil prices continued to become narrower. The average price for North Sea Brent crude oil and WTI crude oil was US$39.81 per barrel and US$39.64 per barrel, respectively, representing a decrease of 31.2% and 25.6% as compared with the same period in 2015, respectively.

According to data from the National Development and Reform Commission (“NDRC”), the domestic output of crude oil in the first half of 2016 was 100.45 million tons, representing a decrease of 4.8% as compared with the same period in 2015.

(2) Refined Products Market

In the first half of 2016, the domestic market demand for refined products was relatively stable and the supply continued to be excessive, with a loose supply and demand balance and a significant increase in the exportation of refined products. According to NDRC data, in the first half of 2016, the quantity of processed crude oil amounted to 256.38 million tons, representing an increase of 8.9% as compared with the same period in 2015, and the output of refined products amounted to 159.10 million tons, representing an increase of 7.1% as compared with the same period in 2015. The consumption of refined products amounted to 141.41 million tons, representing an increase of 4.4% as compared with the same period in 2015, among which, the consumption of gasoline increased by 13.7% and the consumption of diesel dropped by 3.1%. According to the statistical data of the General Administration of Customs of the People’s Republic of China, in the first half of 2016, the quantity of exported gasoline was 4.45 million tons, representing an increase of 74.7% as compared with the same period in 2015; and the quantity of exported diesel was 6.59 million tons, representing an increase of 234.1% as compared with the same period in 2015. In the first half of 2016, the PRC government made four upward adjustments and one downward adjustment to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products increased, in aggregate, by RMB465 yuan per ton and RMB450 yuan per ton, respectively. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

(3) Chemical Products Market

In the first half of 2016, as a result of the fluctuation of international crude oil prices, the changes in market demand and the scheduling of concentrated overhauls of domestic chemical facilities, the prices of chemical products showed a tendency to move up in an unsteady way, accompanied by gradually increasing activities in the market. The pressure between demand and supply was further released. Due to the fact that the crude oil prices stayed at low levels, the petrochemical industry gained more competing advantages and began to make profits with better prospects.

(4) Natural Gas Market

In the first half of 2016, the domestic demand for natural gas kept increasing relatively fast in general despite a significant seasonal variance. The domestic output of natural gas increased at a steady but slower pace and the import of natural gas grew fast. According to NDRC data, in the first half of 2016, the domestic apparent consumption of natural gas was 99.5 billion cubic metres, representing an increase of 9.8% as compared with the same period in 2015, the domestic natural gas output was 67.5 billion cubic metres, representing an increase of 2.9% as compared with the same period in 2015, and the imports of natural gas amounted to 35.6 billion cubic metres, representing an increase of 21.2% as compared with the same period in 2015.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration Operations

In the first half of 2016, in respect of the exploration operations, the Group strengthened comprehensive geological study, optimised schemes and deployment, and focused on key basins and large-scale and effective reserves. In terms of oil exploration, large-scale reserves at the levels of hundred million tons or ten million tons were found at Tarim, Junggar, Qaidam and other basin regions. In terms of natural gas exploration, a number of large-scale reserves at the levels of hundred billion cubic metres were found in Tarim Basin and other regions. Steady progress was also made in the exploration of unconventional oil and gas resources.

Domestic Development and Production Operations

In the first half of 2016, in its development of oil and gas fields, the Group put emphasis on the principle of profitability and planned its crude oil production based on the trends of international oil prices and profitability estimates. The Group adjusted its production plan in a timely manner and optimised the structures of production and output. It organised its gas production in a scientific way based on market demands, capacity and profitability and strengthened the operation management of major hub gas regions and key gas fields. The development of such unconventional gas resources as shale gas and coal bed gas was pushed forward at a steady pace. The Neijiang-Dazu shale gas project in Sichuan undertaken in cooperation with BP progressed smoothly. In the first half of 2016, the crude oil output from domestic operations amounted to 385.3 million barrels, representing a decrease of 4.2% as compared with the same period in 2015, and the marketable natural gas output from domestic operations amounted to 1,528.4 billion cubic feet, representing an increase of 5.7% as compared with the same period in 2015. The oil and natural gas equivalent output from domestic operations amounted to 640.1 million barrels, representing a decrease of 0.5% as compared with the same period in 2015.

Overseas Oil and Gas Operations

In the first half of 2016, leveraging on China’s “the Belt and Road” initiative, the Group made new progress in cooperative oil and gas projects in Central Asia, Middle East and other regions. Aiming to discover quality reserves that are quickly recoverable and focusing on profitable exploration with effective control over the pace of exploration, the Group made new break-through progress in a couple of regions. The Group insisted on making dynamic adjustment to output, intensified meticulous management, and further optimised output in blocks using marginal utility method. In the first half of 2016, the oil and natural gas equivalent output from overseas operations amounted to 108.1 million barrels, representing an increase of 16.5% as compared with the same period in 2015 and accounting for 14.4% of the total oil and natural gas equivalent output of the Group.

In the first half of 2016, the Group recorded a crude oil output of 470.6 million barrels, representing a decrease of 1.4% as compared with the same period in 2015, a marketable natural gas output of 1,664.9 billion cubic feet, representing an increase of 7.4% as compared with the same period in 2015, and an oil and natural gas equivalent output of 748.2 million barrels, representing an increase of 1.7% as compared with the same period in 2015.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2016	First half of 2015	Changes (%)
Crude oil output	Million barrels	470.6	477.5	(1.4)
Of which: Domestic	Million barrels	385.3	402.1	(4.2)
Overseas	Million barrels	85.3	75.4	13.1
Marketable natural gas output	Billion cubic feet	1,664.9	1,549.6	7.4
Of which: Domestic	Billion cubic feet	1,528.4	1,445.7	5.7
Overseas	Billion cubic feet	136.5	103.9	31.4
Oil and natural gas equivalent output	Million barrels	748.2	735.9	1.7
Of which: Domestic	Million barrels	640.1	643.1	(0.5)
Overseas	Million barrels	108.1	92.8	16.5

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In the first half of 2016, for its refining and chemical operations, the Group made an overall planning with regard to its returns, markets and resources, and optimised the structure of products by various methods, including reducing the diesel-gasoline ratio from 1.75 for same period in 2015 to 1.42, increasing chemical production workload, and speeding up the research, development, production and sales of new products. The Group optimised its allocation of resources and product logistics. The output of chemical products increased by 13.4% as compared with the same period in 2015. It achieved safe and steady operation by organising the overhaul of facilities in an orderly way. In the first half of 2016, the Group processed 483.4 million barrels of crude oil, representing a decrease of 2.5% as compared with the same period in 2015, and produced 43.436 million tons of refined oil products, representing a decrease of 6.5% as compared with the same period in 2015.

In the first half of 2016, the Group pushed forward the implementation of the quality upgrading project of the national standard V gasoline and diesel as planned. The main facilities of Yunnan Petrochemical entered the stage of trail run.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2016	First half of 2015	Changes (%)
Processed crude oil	Million barrels	483.4	495.7	(2.5)
Gasoline, kerosene and diesel output	’000 ton	43,436	46,475	(6.5)
Of which: Gasoline	’000 ton	16,774	15,964	5.1
Kerosene	’000 ton	2,920	2,585	13.0
Diesel	’000 ton	23,742	27,926	(15.0)
				(0.2) percentage
Refining yield	%	93.7	93.9	point
Ethylene	’000 ton	2,815	2,229	26.3
Synthetic resin	’000 ton	4,652	3,731	24.7
Synthetic fibre raw materials and polymers	’000 ton	735	648	13.4
Synthetic rubber	’000 ton	385	320	20.3
Urea	’000 ton	1,189	1,206	(1.4)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In the first half of 2016, despite the adverse condition of the slowdown in the growth of demand for refined oil, in its marketing operations, the Group had a correct understanding of the market trends, strengthened the links between production, transportation and sales, optimised resources allocation and logistics, and expanded quality marketing channels by various means. The Group also kept enhancing its capability of terminal sale and intensified the integrated marketing of refined products, fuel cards, non-oil business and lubricants, pushed forward strategic cooperation with enterprises in various industries, accelerated cross-over marketing and on-line marketing, and made marketing innovations.

International Trading Operations

In the first half of 2016, in its international trading operations, the Group focused on synergy and leveraged the advantages of overseas oil and gas operation centres, vigorously explored high-end and high-profitability markets, and strived to enhance operating quality.

The Group sold a total of 76.31 million tons of gasoline, kerosene and diesel in the first half of 2016, representing a decrease of 1.9% as compared with the same period in 2015.

(4) Natural Gas and Pipeline

In the first half of 2016, with respect to its natural gas business, the Group took active measures against quick changes in the market, coordinated the utilisation of its peak-shaving capabilities, optimised plans for domestic gas and imported gas resources, and kept the general balance among production, transportation, sales and storage. The Group reinforced its sales of natural gas, actively developed high-profitability markets and adopted flexible marketing strategies towards high-end markets and customers, leading to increased sales and stable returns.

In the first half of 2016, the construction of key projects steadily progressed. The Guigang-Yulin and Jintan-Liyang gas transmission pipeline projects and other projects were completed and put into operation. The construction of the East Section of the Third West-East Gas Pipeline was basically completed and some other projects like Yunnan refined products pipeline progressed as planned.

3.1.3 Review of Operating Results

The financial data set out below is extracted from the interim condensed consolidated financial statements of the Group prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2016, the Group achieved a revenue of RMB739,067 million, representing a decrease of 15.8% as compared with the same period in 2015. Profit attributable to owners of the Company was RMB531 million, representing a decrease of 97.9% as compared with the same period in 2015. Basic earnings per share were RMB0.003, representing a decrease of RMB0.136 as compared with the same period in 2015.

Revenue Revenue decreased by 15.8% to RMB739,067 million for the first half of 2016 from RMB877,624 million for the first half of 2015. This was primarily due to the combined impact of the decrease in the prices of crude oil, natural gas, refined products and other main products and the increase in the sales volume of crude oil, natural gas and other products. The table below sets out the external sales volume and average realised prices of the major products sold by the Group in the first half of 2016 and 2015 and their respective percentages of change during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
			Percentage			Percentage
	First half of	First half of	of change	First half of	First half of	of change
	2016	2015	(%)	2016	2015	(%)
Crude oil*	53,260	48,645	9.5	1,696	2,478	(31.6)
Natural gas (100 million cubic metres, RMB/’000 cubic metres)	862.59	764.17	12.9	1,119	1,390	(19.5)
Gasoline	30,468	30,256	0.7	5,564	6,188	(10.1)
Diesel	38,026	39,733	(4.3)	3,886	4,861	(20.1)
Kerosene	7,816	7,826	(0.1)	2,553	3,493	(26.9)
Heavy oil	8,807	8,591	2.5	1,665	2,566	(35.1)
Polyethylene	2,382	1,926	23.7	7,699	8,527	(9.7)
Lubricant	574	662	(13.3)	7,562	8,182	(7.6)

*	The crude oil listed above represents all the external sales volume of crude oil of the Group.

Operating Expenses Operating expenses decreased by 15.2% to RMB704,527 million for the first half of 2016 from RMB830,509 million for the first half of 2015, of which:

Purchases, Services and Other Purchases, services and other decreased by 19.0% to RMB427,934 million for the first half of 2016 from RMB528,022 million for the first half of 2015. This was primarily due to (i) decreases in purchase costs as a result of oil and gas price drop, and (ii) decreases in certain purchase costs as a result of optimised production and operation.

Employee Compensation Costs Employee compensation costs for the first half of 2016 were RMB56,846 million, representing a decrease of 0.8% from RMB57,290 million for the first half of 2015, among which the employee compensation in cash decreased 1.8% as compared with the first half of 2015. This was primarily due to the fact that the Group kept improving its performance-based compensation system, strictly controlled the total number of employees and strengthened its control of labour costs.

Exploration Expenses Exploration expenses decreased by 27.2% to RMB9,021 million for the first half of 2016 from RMB12,399 million for the first half of 2015. This was primarily due to the fact that the Group optimised its exploration deployment, kept exploration at a reasonable pace, invested more resources into exploration in the oil and gas blocks with good returns, and cut down exploration costs for blocks with negative or low returns.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 15.3% to RMB105,985 million for the first half of 2016 from RMB91,883 million for the first half of 2015. This was primarily due to the decrease in the proven developed reserves and the increase in depletion rate as a result of the drop of oil and gas prices, which caused an increase in the depletion of oil and gas assets accordingly.

Selling, General and Administrative Expenses Selling, general and administrative expenses decreased by 6.0% to RMB35,230 million for the first half of 2016 from RMB37,492 million for the first half of 2015. This was primarily due to the fact that the Group actively implemented such measures as increasing sources of income and reducing expense, cutting costs and improving efficiency, and strengthening its control of costs and expense.

Taxes other than Income Taxes Taxes other than income taxes decreased by 10.0% to RMB94,781 million for the first half of 2016 from RMB105,282 million for the first half of 2015, of which the consumption tax decreased by RMB4,987 million from RMB76,165million for the first half of 2015 to RMB71,178 million for the first half of 2016 and the resource tax decreased by RMB3,029 million from RMB9,716 million for the first half of 2015 to RMB6,687 million for the first half of 2016.

Other Income, Net Other income, net, increased by RMB23,411 million to RMB25,270 million for the first half of 2016 from RMB1,859 million for the first half of 2015. This was primarily due to a gain of RMB24,534 million derived from the gain on disposal of certain investment in Trans-Asia Gas Pipeline Co., Ltd. (“Trans-Asia Pipeline Company”).

Profit from Operations Profit from operations was RMB34,540 million for the first half of 2016, representing a decrease of 26.7% from RMB47,115 million for the first half of 2015.

Net Exchange Gain/(Loss) Net exchange gain of the Group for the first half of 2016 was RMB537 million while net exchange loss for the first half of 2015 was RMB267 million. This was mainly due to the appreciation of US dollar and Kazakhstan Tenge against Renminbi as compared with the same period in 2015.

Net Interest Expense Net interest expense decreased by 4.4% to RMB11,173 million for the first half of 2016 from RMB11,690 million for the first half of 2015. The decrease was mainly due to the significant decrease in interest expense as a result of the drop in interest rates for deposits and loans as compared with the first half of 2015.

Profit before Income Tax Expense Profit before income tax expense was RMB26,600 million for the first half of 2016, representing a decrease of 30.8% from RMB38,437 million for the first half of 2015.

Income Tax Expense Income tax expense decreased by 1.5% to RMB9,695 million for the first half of 2016 from RMB9,846 million for the first half of 2015. This was primarily due to the combined effects of the drop in oil prices, the decrease in the taxable income of the Company and the increase in income tax expense resulting from the increase in profits of certain subsidiaries.

Profit for the period Profit amounted to RMB16,905 million for the first half of 2016, representing a decrease of 40.9% from RMB28,591 million for the first half of 2015.

Profit attributable to non-controlling interests Profit attributable to non-controlling interests was RMB16,374 million for the first half of 2016, representing an increase of RMB13,189 million from RMB3,185 million for the first half of 2015. This was primarily due to the increase in the profits of certain subsidiaries of the Group.

Profit attributable to owners of the Company Profit attributable to owners of the Company amounted to RMB531 million for the first half of 2016, representing a decrease of 97.9% from RMB25,406 million for the first half of 2015.

(2) Segment Results

Exploration and Production

Revenue The revenue of the Exploration and Production segment for the first half of 2016 was RMB182,480 million, representing a decrease of 25.8% from RMB245,878 million for the first half of 2015. This was primarily due to the impact of the prices drop of oil and gas products, including crude oil and natural gas. The average realised crude oil price in the first half of 2016 was US$33.09 per barrel, representing a decrease of 36.5% from US$52.10 per barrel for the first half of 2015.

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 13.2% to RMB184,899 million for the first half of 2016 from RMB212,961 million for the first half of 2015. This was primarily due to the combined impact of (i) the gain on disposal of certain investment in Trans-Asia Pipeline Company, (ii) decrease in the purchase costs for importing crude oil, and (iii) increase in the depletion of oil and gas assets resulting from the decrease in proven developed reserves and the increase in depletion rate caused by the drop of oil prices.

The Group continued to tighten cost controls. In the first half of 2016, the oil and gas lifting cost was US$11.32 per barrel, representing a decrease of 10.2% from US$12.61 per barrel in the first half of 2015.

Profit from Operations In the first half of 2016, for its the domestic operations, the Exploration and Production segment intensified measures to broaden source of income, reduce expenditure, cut costs and improve efficiency and took many initiatives to tighten loss controls, which resulted in effective control of investments and costs. For its overseas operations, the Exploration and Production segment established a linkage mechanism between cost and oil price to cope with changes in markets and oil prices in a timely and effective manner and maintain a steady development. However, due to the adverse impact caused by the fact that international crude oil prices stayed at low levels, in the first half of 2016, the Exploration and Production segment incurred an operating loss of RMB2,419 million, representing a decrease of RMB35,336 million in operating profit as compared with the operating profit of RMB32,917 million for the first half of 2015.

Refining and Chemicals

Revenue The revenue of the Refining and Chemicals segment for the first half of 2016 was RMB280,993 million, representing a decrease of 16.0% from RMB334,439 million for the first half of 2015. This was primarily due to combined impact of the decrease in the prices and change of sales volume of certain refining and chemical products under market influence, especially diesel.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 23.1% to RMB253,519 million for the first half of 2016 from RMB329,782 million for the first half of 2015. This was primarily due to the decrease in the costs of raw materials like crude oil.

In the first half of 2016, the cash processing cost of refineries was RMB171.16 per ton, representing a decrease of 2.6% as compared with RMB175.64 per ton for the same period in 2015. This was primarily due to the decrease in fuel and power costs as a result of optimisation of the operation of production facilities.

Profit from Operations In the first half of 2016, by placing emphasis on the principles of market orientation and profitability, keeping optimising the structure of products and intensifying control of costs and expenses, the Refining and Chemicals segment recorded better results in terms of major technical and economic indicators as compared with the same period in 2015 and its profitability continued to improve, being a key profit contributor to the overall profitability of the Company. In the first half of 2016, the Refining and Chemicals segment achieved a profit from operations amounting to RMB27,474 million, representing an increase of RMB22,817 million as compared with RMB4,657 million for the first half of 2015. Of which, as a result of optimisation of operation and increase in refining margin, the refining operations generated an operating profit of RMB21,425 million, representing an increase of RMB15,875 million as compared with RMB5,550 million for the same period in 2015, whilst the chemical operations grasped the favourable opportunity in the improving market to expand sales and increase profit, generating an operating profit of RMB6,049 million, which represents an increase in operating profit of RMB6,942 million as compared with the operating loss of RMB893 million for the same period in 2015.

Marketing

Revenue The revenue of the Marketing segment for the first half of 2016 was RMB587,680 million, representing a decrease of 17.7% as compared with RMB713,955 million for the first half of 2015, which was primarily due to the combined impact of a decrease in the price and sales volume of diesel, a decrease in the prices as well as an increase of sales volume of gasoline, kerosene and other products.

Operating Expenses Operating expenses of the Marketing segment decreased by 18.0% to RMB583,071 million for the first half of 2016 from RMB711,172 million for the first half of 2015. This was primarily due to a decrease in the expenses relating to the purchase of refined products from external suppliers.

Profit from Operations In the first half of 2016, faced with such adverse factors as the slow-down in the growth of domestic demand for refined products and the fierce competition in the market, the domestic business of the Marketing segment controlled the cost expenses, developed the market through multiple channels, implemented target-specific marketing strategies and normalised the integrated marketing of refined products, fuel cards, non-oil business and lubricants. The non-oil business became a new profit growth point. For international trade, the Marketing segment optimised the importation of oil and gas resources and expanded the exportation of products processed with imported materials, achieving a continuous growth in scale. In the first half of 2016, the Marketing segment achieved an operating profit of RMB4,609 million, representing an increase of 65.6% from RMB2,783 million for the first half of 2015.

Natural Gas and Pipeline

Revenue The revenue of the Natural Gas and Pipeline segment decreased by 12.1% to RMB122,336 million for the first half of 2016 from RMB139,212 million for the first half of 2015, which was primarily due to the combined impact of the drop of natural gas price and the increase in the pipeline transportation profitability of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment decreased by 10.8% to RMB110,905 million for the first half of 2016 from RMB124,345 million for the first half of 2015. This was primarily due to the decrease in natural gas import costs.

Profit from Operations In the first half of 2016, faced with the significant drop of natural gas price, the Natural Gas and Pipeline segment optimised resources allocation, reduced comprehensive purchase costs, intensified marketing efforts, and improved the operating efficiency and profitability of pipeline network, resulting in an operating profit of RMB11,431 million, which represented a decrease of 23.1% from RMB14,867 million for the first half of 2015. In the first half of 2016, the Natural Gas and Pipeline segment recorded a net loss of RMB8,006 million on the sales of imported natural gas and liquefied natural gas (“LNG”), representing a decrease in loss of RMB2,620 million as compared with the same period in 2015. Such losses included a loss of RMB3,715 million for the sales of 18.434 billion cubic metres of natural gas imported from Central Asia, a loss of RMB2,921 million for the sales of 2.764 billion cubic metres of imported LNG, and a loss of RMB2,696 million for the sales of 1.966 billion cubic metres of natural gas imported from Burma.

In the first half of 2016, the Group’s international operations(note) achieved a revenue of RMB225,579 million, accounting for 30.5% of the total revenue of the Group. Profit before income tax expense of overseas operations was RMB26,196 million, among which, a gain of RMB24,534 million resulted from gain on disposal of certain investment in Trans-Asia Pipeline Company. The international operations maintained healthy development and the Group’s internationalised operational capabilities were further improved.

Note: The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of the respective operating segments mentioned above.

(3) Cash Flows

As at June 30, 2016, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the shareholders of the Company.

The table below sets forth the cash flows of the Group for the first half of 2016 and 2015, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Period of six months ended June 30
	2016	2015
	RMB million	RMB million
Net cash flows from operating activities	111,842	110,936
Net cash flows used for investing activities	(83,231)	(100,412)
Net cash flows used for financing activities	(1,163)	(18,068)
Translation of foreign currency	1,101	(121)
Cash and cash equivalents at end of the period	101,322	66,113

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2016 were RMB111,842 million, representing an increase of 0.8% from the net cash flow of RMB110,936 million for the first half of 2015. This was mainly due to the combined impact brought about by the decrease of profit during the reporting period and the change in working capital. As at June 30, 2016, the Group had cash and cash equivalents of RMB101,322 million, among which, approximately 48.7% were denominated in Renminbi, approximately 48.1% were denominated in US Dollars, approximately 1.6% were denominated in Hong Kong Dollars and approximately 1.6% were denominated in other currencies.

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2016 were RMB83,231 million, representing a decrease of 17.1% from RMB100,412 million for the first half of 2015. This was primarily due to the fact that the Group strengthened its investment management and decreased capital expenditures in the first half of 2016.

Net Cash Flows Used For Financing Activities

The net cash flows of the Group used for financing activities for the first half of 2016 were RMB1,163 million, representing a decrease of 93.6% from RMB18,068 million for the first half of 2015. This was primarily due to the fact that the Group made scientific arrangements for funds, strengthened management of interest-bearing borrowings and made comprehensive arrangements for optimising debt structure.

The net borrowings of the Group as at June 30, 2016 and December 31, 2015, respectively, were as follows:

	As at June 30, 2016	As at December 31, 2015
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	136,543	106,226
Long-term borrowings	414,932	434,475

Total borrowings	551,475	540,701

Less: Cash and cash equivalents	101,322	72,773

Net borrowings	450,153	467,928

The following table sets out the remaining contractual maturities of borrowings as at June 30, 2016 and December 31, 2015, respectively, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2016	As at December 31, 2015
	RMB million	RMB million
Within 1 year	155,641	125,377
Between 1 and 2 years	138,563	114,772
Between 2 and 5 years	228,097	267,560
After 5 years	99,172	107,439

	621,473	615,148

Of the total borrowings of the Group as at June 30, 2016, approximately 56.8% were fixed-rate loans and approximately 43.2% were floating-rate loans. Of the total borrowings as at June 30, 2016, approximately 73.9% were denominated in Renminbi, approximately 24.6% were denominated in US Dollars and approximately 1.5% were denominated in other currencies.

As at June 30, 2016, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 28.8% (December 31, 2015: 28.7%).

(4) Capital Expenditures

For the first half of 2016, the Group devoted great efforts to control investment costs, continued to optimise its investment structure and reasonably adjusted the pace of construction of projects and, as such, its capital expenditures were RMB50,867 million, representing a decrease of 17.5% from RMB61,653 million for the first half of 2015, which kept the significant downtrend in capital expenditures on a period-on-period basis since 2013. The following table sets out the capital expenditures incurred by the Group for the first half of 2016 and for the first half of 2015 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2016.

	For the first half of 2016		For the first half of 2015		Estimates for 2016
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	39,550	77.75	48,005	77.87	142,900	74.43
Refining and Chemicals	3,566	7.01	5,058	8.20	18,700	9.74
Marketing	2,806	5.52	1,462	2.37	10,200	5.31
Natural Gas and Pipeline	4,518	8.88	6,731	10.92	19,100	9.95
Head Office and Other	427	0.84	397	0.64	1,100	0.57

Total	50,867	100.00	61,653	100.00	192,000	100.00

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2015 and the first half of 2016, and the estimates for the same for the year of 2016 would be RMB54,134 million, RMB43,873 million and RMB151,600 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment of the Group amounted to RMB39,550 million for the first half of 2016. The expenditures were primarily used for oil and gas exploration and development conducted both within and outside the PRC. The Group’s domestic exploration focused on the oil and gas regions such as Erdos Basin, Tarim Basin and Sichuan Basin, with a focus on maintaining and increasing the output from oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the South-Western as well as the development of unconventional resources such as coal bed gas and shale gas. For its overseas operations, the Group continued to push forward the existing oil and gas exploration and development projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region.

The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2016 would amount to RMB142,900 million.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment of the Group amounted to RMB3,566 million for the first half of 2016, primarily used for the construction of the large refining and chemical projects of Yunnan Petrochemical and Huabei Petrochemical and the quality upgrade project for gasoline and diesel oil products.

The Group anticipates that capital expenditures for the Refining and Chemicals segment throughout 2016 will amount to RMB18,700 million.

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB2,806 million for the first half of 2016, which were used primarily for the construction and expansion of the domestic sales networks for high-profitability markets and the construction of overseas oil and gas operation centres.

The Group anticipates that capital expenditures for the Marketing segment throughout 2016 will amount to RMB10,200 million.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment of the Group amounted to RMB4,518 million for the first half of 2016, which were used primarily for the construction of key oil and gas transmission pipelines such as the Third West-East Gas Pipeline, Anshan-Dalian Crude Oil Pipeline and Jinzhou-Zhengzhou Refined Oil Pipeline, and city gas facilities.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment throughout 2016 will amount to RMB19,100 million.

Head Office and Other

Capital expenditures for Head Office and Other for the first half of 2016 were RMB427 million, which were primarily used for scientific research activities and construction of information system.

The Group anticipates that capital expenditures for Head Office and Other throughout 2016 will amount to RMB1,100 million.

3.1.4 Business Prospects for the Second Half of the Year

In the second half of 2016, the recovery of global economy will remain weak and financial market will tend to be unstable due to significant political events including Brexit. The overall supply in the international oil market will continue to be sufficient and the global oil price is likely to keep fluctuating at a low level, and certain countries with oil resources are facing more geopolitical risks. It is expected that the Chinese economy will continue to develop at a reasonable pace, while downward pressure on the economy still exists and the competition in the oil and gas market becomes more fierce. When facing both opportunities and challenges, the Group will enhance its analysis and assessment of the situation, grasp favourable opportunities arising from the China’s implementation of major strategies such as the supply-side structural reform and “the Belt and Road” initiative, depend on its main business of oil and gas, focus on improving quality and efficiency, accelerate reform and innovation, leverage on its advantage of integration of all business chain, optimise its production and operations, continue to implement measures to broaden source of income, reduce expenditure, cut costs and improve efficiency, and strive to accomplish its production and operation targets for the year and facilitate the steady development of the Group.

In respect of exploration and production, the Group will continue to solidify the base for oil and gas exploration, ensure investments in major findings and reserves with good returns, strengthen comprehensive geological research at key zones and steadily promote unconventional oil and gas exploration. The Group will organise its production of oil and gas in a scientific way based on profit contribution, optimise output structure, explore innovative production and organisation methods, promote new operation modes and application of new technologies, and improve both production efficiency and results. The Group will also take comprehensive measures to exercise strict control over investments and costs, and endeavour to control and reduce losses while maintaining sufficient resources.

In respect of refining and chemicals operations, the Group will, oriented by market, optimise its allocation of crude oil resources, process route and products structure, reasonably arrange the processing load as well as inspection, maintenance and scheduled overhauls, develop new products of specific features, increase its production of marketable and high-profitability products with high added-value, and keep a stable profitability trend. The Group will organise and prepare for the launch of key projects such as Yunnan Petrochemical, orderly promote the development of the upgrade project of the quality of refined oil, steadily carry out the quality updating project of national standard V gasoline and diesel and continue to enhance its ability of sustainable development.

In respect of the sales of refined products, the Group will keep optimising resource allocation, maintain a smooth industry chain, promote marketing through the “Internet plus”, emphasise sales of products with high profits, improve its ability of terminal sale, increase sales volume of oil guns, keep strengthening the construction of marketing network, develop markets of high profits and strategic areas and improve the overall profitability.

In respect of natural gas and pipelines operations, the Group will optimise the functioning of production, transportation and storage facilities, improve profitability and performance of the operation of pipeline network, keep strengthening marketing capability, optimise structures of gas sources, user structure and resource flows, increase proportion of high-end market with high profits, make prior arrangements for developing market along newly-constructed pipelines, and improve the results of natural gas sales. The Group will arrange in a scientific way the commissioning and launch of key projects such as the Yunnan Refined Oil Pipeline and the East Section of the Third West-East Gas Pipeline, and keep improving the layout of pipeline network.

In respect of international operations, the Group will optimise business structure and regional deployment based on projected oil price and its business mode, stick to exploration and development of projects of high profits, and strive to effectively promote international cooperation and project development in oil and gas areas so as to enhance the overall profitability. The Group will further strengthen the economic evaluation and risk assessment mechanism for key projects and effectively control various risks. For international trade, the Group will continue to improve its overseas oil and gas operation centres and global trading network, expand into high-end international markets with high profits through various means, and enhance its capability of global resource allocation and the quality and profitability of trade operations.

3.2 Other Financial Information

3.2.1 Principal Operations by Segment under CAS

	Income from				Changes in cost
	principal	Cost of		Changes in income	of principal
	operations for	principal		from principal	operations	Increase/
	the first half	operations		operations over	over the same	(decrease)
	of	for the first	Gross	the same period of	period of the	in gross
	2016	half of 2016	margin*	the preceding year	preceding year	margin
		RMB				(Percentage
	RMB million	million	(%)	(%)	(%)	points)
Exploration and Production	178,440	179,061	(5.2)	(25.9)	0.8	(25.7)
Refining and Chemicals	278,036	148,646	17.2	(16.1)	(31.7)	9.3
Marketing	579,724	548,701	5.1	(18.0)	(18.9)	1.0
Natural Gas and Pipeline	120,582	107,501	10.4	(12.3)	(11.3)	(1.1)
Head Office and Other	201	66	—	31.4	32.0	—
Inter-segment elimination	(435,180)	(435,161)	—	—	—	—

Total	721,803	548,814	11.2	(16.1)	(14.0)	(2.6)

*	Gross margin = Profit from principal operations / Income from principal operations

3.2.2 Principal Operations by Region under CAS

			Changes over
			the same period of the
	First half of 2016	First half of 2015	preceding year
Operating income	RMB million	RMB million	(%)
Mainland China	513,488	597,120	(14.0)
Other	225,579	280,504	(19.6)

Total	739,067	877,624	(15.8)

3.2.3 Final Dividend for the Year Ended December 31, 2015

The final dividend in respect of 2015 of RMB0.02486 per share (inclusive of applicable tax), amounting to a total of RMB4,550 million was approved by the shareholders at the Annual General Meeting of the Company on May 25, 2016 and was paid on June 8, 2016 (for A shares) and July 14, 2016 (for H shares), respectively.

3.2.4 Interim Dividend for 2016 and Closure of Register of Members

The Board of Directors (the “Board”) was authorised by the shareholders to approve the distribution of an interim dividend for 2016 at the Annual General Meeting of the Company on May 25, 2016. In order to improve returns to shareholders, the Board has resolved to declare a special interim dividend of RMB0.02 per share for 2016 in addition to the dividend distribution of 45% of profit attributable to owners of the Company under IFRS, namely, to declare and pay to all shareholders of the Company an interim dividend of RMB0.02131 per share (inclusive of applicable tax) in cash for the six months ended June 30, 2016 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2016. The total amount of the interim dividend payable is RMB3,899 million.

The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 20, 2016. The register of members of H shares will be closed from September 15, 2016 to September 20, 2016 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 14, 2016. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of September 20, 2016 will be eligible for the interim dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited (the “Articles of Association”) and relevant laws, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2016 interim dividend by the Board is RMB0.85499 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.02492 Hong Kong Dollar per H share (inclusive of applicable tax).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend to the Receiving Agent for its onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around October 28, 2016 to the holders of H shares by ordinary mail at their own risks.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments based on the information that will have been registered on the Company’s H share register of members on September 20, 2016.

According to the regulation promulgated by the State Administration of Taxation of the PRC (GuoShui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual holders of H shares who are Hong Kong residents, Macau residents or residents of those countries which have agreements with China prescribing for a tax rate of 10% for individual income tax in respect of dividends. For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate lower than 10% for individual income tax in respect of dividends, the Company will make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (GuoShui Fa [2009] No.124) ( ). For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate higher than 10% but lower than 20% for individual income tax in respect of dividends, the Company will withhold the individual income tax at the agreed-upon effective tax rate. For individual holders of H shares who are residents of those countries without any taxation agreements with China or those which have agreements with China prescribing for a tax rate of 20% for individual income tax in respect of dividends or other situations, the Company will withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of residence of an individual holder of H shares based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 20, 2016 and will accordingly withhold and pay the individual income tax. If the country of residence of an individual holder of H shares is not the same as the Registered Address, the individual holder of H shares shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 14, 2016 at the following address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the individual holder of H shares does not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of residence of the individual holder of H shares based on the Registered Address recorded on September 20, 2016.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Circular on the Tax Policies concerning the Pilot Program of the Shanghai and Hong Kong Stock Market Trading Interconnection Mechanism (     ), which became effective on November 17, 2014, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where any such investor is a tax resident of a foreign country and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may directly, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4. Significant Events

4.1 Acquisition, Sale and Restructuring of Assets

4.1.1 Sale of Equity

On November 24, 2015, at the seventh meeting of the Board of the Company in 2015, the Board approved the internal restructuring by CNPC Exploration and Development Company Limited (“CNPC E&D”), a subsidiary of the Company, of Trans-Asia Pipeline Company, and the sale by Tianjin Taipu Natural Gas Pipeline Co., Ltd. (“Tianjin Taipu”), a wholly-owned subsidiary of CNPC E&D, of its 50% equity interest in Trans-Asia Pipeline Company following the internal restructuring to Mindsoon Holdings Corporation Limited, a company controlled by CNIC Corporation Limited (“CNIC”). The assets under this transaction were the 50% equity interest in Trans-Asia Pipeline Company (excluding Line D assets, part of cash and certain other assets of Trans-Asia Pipeline Company), the transaction consideration of which was equivalent to RMB14,671 million.

The transfer of equity interest under this transaction was completed in the second quarter of 2016, following which, Trans-Asia Pipeline Company became a joint venture of the Company.

The details about this transaction were announced respectively on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on November 25, 2015 (No. Lin 2015-027).

The above-mentioned event did not affected the continuity of the Group’s business and the stability of the management and instead has facilitated the sustainable and healthy development of the Group’s natural gas and pipeline business and the continuous upward trend in the Group’s future financial position and operating results.

4.1.2 Restructuring of Assets

On November 24, 2015, at the seventh meeting of the Board of the Company in 2015, the Board unanimously passed the Proposal regarding the Integration of Kunlun Gas and Kunlun Energy, and approved that the Company enters into a letter of intent on integration with Kunlun Energy Company Limited (“Kunlun Energy”).The integration can be achieved by way of acquisition of equity interest or assets of PetroChina Kunlun Gas Co., Ltd. (“Kunlun Gas”) by Kunlun Energy or other forms of integration. The Board authorised the management team of the Company to execute the final agreement in relation to the integration.

On December 28, 2015, the Company, Kunlun Energy and Kunlun Gas entered into the Agreement between PetroChina Company Limited and Kunlun Energy Company Limited Regarding the Transfer of Equity Interests of PetroChina Kunlun Gas Co., Ltd. (the “Equity Transfer Agreement”). As agreed in the Equity Transfer Agreement, the Company will transfer its 100% equity interest in Kunlun Gas to Kunlun Energy. Upon consensus between the parties through consultation, the consideration for this equity transfer was RMB14,827 million.

As at the end of the reporting period, this transaction has been approved by relevant government authorities including the Ministry of Commerce of the People’s Republic of China and NDRC. The registration for equity transfer of Kunlun Gas has been completed and the Company has received the payment of the first tranche consideration from Kunlun Energy according to the Equity transfer Agreement. Upon completion of this transaction, Kunlun Gas became a wholly-owned subsidiary of Kunlun Energy.

The details about this transaction were announced respectively on the websites of the Hong Kong Stock Exchange and Shanghai Stock Exchange on November 25, 2015, December 28, 2015 and June 22, 2016 (No. Lin 2015-028, No. Lin 2015-036 and No. Lin 2016-030 respectively).

The above-mentioned event did not affected the continuity of the Group’s business and the stability of the management and instead has facilitated the sustainable and healthy development of the Group’s natural gas and pipeline business and the continuous upward trend in the Group’s future financial position and operating results.

4.2 Progress of Litigation

Regarding the previously disclosed class action proceedings brought by individual overseas shareholders before the United States Federal District Court for the Southern District of New York (the “First Trial Court”) against the Company and certain individuals based on the fact that certain former directors and former senior management of the Company were subject to an investigation conducted by the relevant PRC authorities (the “Action”), the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) were posted on the website of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times on September 6, 2013 and November 26, 2013 and on the website of the Hong Kong Stock Exchange.

On June 6, 2014, the lead plaintiff filed an Amended Class Action Complaint (the “Amended Complaint”), whereby the individual defendants were changed to three former directors and former senior management members including Jiang Jiemin, Ran Xinquan and Li Hualin. The Amended Complaint alleges substantially the same securities law violations as were alleged in the complaints in the original related actions. The Company has actively defended in accordance with the local proceedings (see the 2014 Interim Report, the 2014 Annual Report and the 2015 Interim Report disclosed by the Company for details).

On August 3, 2015, the First Trial Court issued an Opinion and Order, granting the Company’s motion to dismiss, and directing termination of the motion and the closing of the case. Thereafter, on August 10, 2015, plaintiffs filed notice of appeal to the United States Court of Appeals for the Second Circuit (the “Appeal Court”) from the judgment entered by the First Trial Court. On March 21, 2016, the Appeal Court ruled in a “Summary Order” that the appellants’ arguments are untenable and upheld the original judgment of the First Trial Court, thus supporting the dismissal by the First Trial Court of the plaintiff’s complaint. (See the 2015 Annual Report disclosed by the Company for details). According to the US laws, the appellants had the right to request for certiorari by the Supreme Court of the United States with regard to the judgement made by the Appeal Court within 90 days from the date of issuance of the said “Summary Order” (on or before June 20, 2016 (New York time), the “Appeal Period”).

The appellants failed to request for certiorari by the Supreme Court of the United States within the Appeal Period. Whereas the appellants failed to file any appeal within the Appeal Period, and the Appeal Period has expired. According to the US law, all the allegations made by the appellants to the First Trial Court and the Appeal Court were rejected.

During the reporting period, the normal course of business of the Company has not been affected.

4.3 Further Improvement of the Pricing Mechanism for Refined Oil

On January 13, 2016, NDRC issued the Notice on Issues Concerning Further Improving the Pricing Mechanism for Refined Oil (Fa Gai Jia Ge [2016] No.64) ( ), pursuant to which, commencing from January 13, 2016, a price floor of US$40 per barrel shall be set for the downward adjustment of the refined oil price and a reserve shall also be created for risks associated with the adjustment and control of oil prices. Accordingly, when the international crude oil price drops to US$40 per barrel or below, i.e. the adjustment price floor, the refined oil price in China shall no longer be adjusted downwards and all unadjusted amount shall be allocated to the reserve abovementioned for use for the purpose of energy saving or reduction of emission, improving the oil quality and securing a safe supply of oil. When the international crude oil price surges to US$130 per barrel or above, appropriate financial and taxation policies shall be adopted to ensure the production and supply of refined oil but the refined oil price in China shall remain unadjusted or shall be slightly adjusted upwards in principle. There shall also be a liberalisation of the ex-factory price of liquefied petroleum gas.

This event will not affect the continuity of the business and the stability of the management of the Group, and will not significantly affect the sustainable and healthy development of the refining and chemicals business and the marketing businesses of the Group and the future financial position and operating results of the Group.

4.4 General Replacement of Business Tax with Value-added Tax (the “VAT”) on a Trial Basis

On March 24, 2016, the Ministry of Finance and the State Administration of Taxation issued the Notice Regarding General Replacement of Business Tax with VAT Pilot Program (Cai Shui [2016] No. 36) ( ), pursuant to which the business tax will be replaced by the VAT nationwide on a trial basis from May 1, 2016 (the “Replacement”), covering all the taxpayers of business tax in the construction sector, the real estate sector, the financial sector and the services sector, who will pay VAT instead of business tax going forward. Under the Replacement, the VAT rate and the deduction scope of input tax are both adjusted.

This event will not affect the continuity of the business and the stability of the management of the Group, and will not significantly affect the sustainable and healthy development of the Group and the future financial position and operating results of the Group.

4.5 Events After the Balance Sheet Date

There is no event after the balance sheet date.

5. Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

☐  Applicable        ☒  Not applicable

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable        ☒  Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☒  Applicable        ☐  Not applicable

During the reporting period, Trans-Asia Pipeline Company has been transformed from a subsidiary to a joint venture of the Company.

For details please refer to 4.1.1 Sale of Equity.

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐  Applicable        ☒  Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Condensed financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

	Notes	Six months ended June 30
		2016	2015
		RMB million	RMB million
REVENUE	(i)	739,067	877,624

OPERATING EXPENSES
Purchases, services and other		(427,934)	(528,022)
Employee compensation costs		(56,846)	(57,290)
Exploration expenses, including exploratory dry holes		(9,021)	(12,399)
Depreciation, depletion and amortisation		(105,985)	(91,883)
Selling, general and administrative expenses		(35,230)	(37,492)
Taxes other than income taxes		(94,781)	(105,282)
Other income, net		25,270	1,859

TOTAL OPERATING EXPENSES		(704,527)	(830,509)

PROFIT FROM OPERATIONS		34,540	47,115

FINANCE COSTS
Exchange gain		6,193	2,091
Exchange loss		(5,656)	(2,358)
Interest income		758	875
Interest expense		(11,931)	(12,565)

TOTAL NET FINANCE COSTS		(10,636)	(11,957)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		2,696	3,279

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	26,600	38,437
INCOME TAX EXPENSE	(iii)	(9,695)	(9,846)

PROFIT FOR THE PERIOD		16,905	28,591

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences		6,574	(4,554)
Fair value (loss)/gain from available-for-sale financial assets, net of tax		(950)	34
Share of the other comprehensive income/(loss) of associates and joint ventures accounted for using the equity method		133	(267)

OTHER COMPREHENSIVE PROFIT/(LOSS), NET OF TAX		5,757	(4,787)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		22,662	23,804

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		531	25,406
Non-controlling interests		16,374	3,185

		16,905	28,591

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		4,702	21,053
Non-controlling interests		17,960	2,751

		22,662	23,804

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.003	0.139

(2) Condensed Consolidated Statement of Financial Position

	Notes	June 30, 2016	December 31, 2015
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,735,832	1,784,905
Investments in associates and joint ventures		86,510	70,976
Available-for-sale financial assets		2,377	2,869
Advance operating lease payments		70,307	70,551
Intangible and other non-current assets		100,201	98,272
Deferred tax assets		16,593	16,927

TOTAL NON-CURRENT ASSETS		2,011,820	2,044,500

CURRENT ASSETS
Inventories		144,482	126,877
Accounts receivable	(vi)	62,675	52,262
Prepayments and other current assets		88,172	88,280
Notes receivable		8,940	8,233
Time deposits with maturities over three months but within one year		832	919
Cash and cash equivalents		101,322	72,773

TOTAL CURRENT ASSETS		406,423	349,344

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	324,025	331,040
Income taxes payable		8,969	7,879
Other taxes payable		24,937	26,262
Short-term borrowings		136,543	106,226

TOTAL CURRENT LIABILITIES		494,474	471,407

NET CURRENT LIABILITIES		(88,051)	(122,063)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,923,769	1,922,437

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital		183,021	183,021
Retained earnings		707,732	711,755
Reserves		291,666	284,940

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,182,419	1,179,716
NON-CONTROLLING INTERESTS		179,432	164,318

TOTAL EQUITY		1,361,851	1,344,034

NON-CURRENT LIABILITIES
Long-term borrowings		414,932	434,475
Asset retirement obligations		121,781	117,996
Deferred tax liabilities		12,840	13,120
Other long-term obligations		12,365	12,812

TOTAL NON-CURRENT LIABILITIES		561,918	578,403

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,923,769	1,922,437

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Revenue

Revenue represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	Six months ended June 30
	2016	2015
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	41	248
Reversal of provision for impairment of receivables	10	30
Reversal of write down in inventories	26	7
Gain on disposal of investment in subsidiaries (a)	24,534	115

Charged
Amortisation of intangible and other assets	2,013	2,030
Cost of inventories recognised as expense	557,883	643,441
Provision for impairment of receivables	12	—
Interest expense (Note (i))	11,931	12,565
Loss on disposal of property, plant and equipment	895	205
Operating lease expenses	7,612	6,236
Research and development expenses	6,326	7,633
Write down in inventories	15	119

Note (i): Interest expense
Interest expense	12,781	13,912
Less: Amount capitalised	(850)	(1,347)

	11,931	12,565

(a)	On 24 November 2015, the board of directors approved the sale by CNPC E&D, one of the Company’s subsidiaries, of its 50% of equity interest in Trans-Asia Pipeline Company to CNIC for a consideration equivalent to RMB14,671 million. CNPC E&D has closed the transaction in the second quarter of 2016. The gain represents the difference between the total amount of consideration received from the transaction that resulted in the loss of control and the fair value of the remaining equity investment and the share of net assets of the former subsidiary, and is recorded as “other income”.

(iii) Income Tax Expense

	Six months ended June 30
	2016	2015
	RMB million	RMB million
Current taxes	11,146	9,532
Deferred taxes	(1,451)	314

	9,695	9,846

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2016 and June 30, 2015 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

(v) Dividends

	Six months ended June 30
	2016	2015
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2016 (a)	3,899	—
Interim dividends attributable to owners of the Company for 2015 (c)	—	11,433

(a)	As authorised by shareholders at the Annual General Meeting on May 25, 2016, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2016 of RMB0.02131 per share amounting to a total of RMB3,899 million. This dividend is not recognised as liability at the end of the reporting period, as it was declared after the date of the statement of financial position.
(b)	Final dividends attributable to owners of the Company in respect of 2015 of RMB0.02486 per share amounting to a total of RMB4,550 million were approved by the shareholders at the Annual General Meeting on May 25, 2016 and were paid on June 8 (A shares) and July 14, 2016 (H shares).
(c)	Interim dividends attributable to owners of the Company in respect of 2015 of RMB0.06247 per share amounting to a total of RMB11,433 million and were paid on September 18 (A shares) and October 27, 2015 (H shares).
(d)	Final dividends attributable to owners of the Company in respect of 2014 of RMB0.09601 per share amounted to a total of RMB17,572 million and were paid on July 9 (A shares) and August 13, 2015 (H shares).

(vi) Accounts Receivable

	June 30, 2016	December 31, 2015
	RMB million	RMB million
Accounts receivable	63,197	52,785
Less: Provision for impairment of accounts receivable	(522)	(523)

	62,675	52,262

The aging analysis of accounts receivable (net of impairment of accounts receivable) based on the invoice date (or date of revenue recognition, if earlier) as of June 30, 2016 and December 31, 2015 is as follows:

	June 30, 2016	December 31, 2015
	RMB million	RMB million
Within 1 year	58,798	49,493
Between 1 and 2 years	3,251	2,231
Between 2 and 3 years	217	239
Over 3 years	409	299

	62,675	52,262

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	June 30, 2016	December 31, 2015
	RMB million	RMB million
Trade payables	77,148	69,496
Advances from customers	55,340	50,930
Salaries and welfare payable	9,651	5,900
Accrued expenses	23,011	104
Dividends payable	5,033	475
Interest payable	3,107	2,995
Construction fee and equipment cost payables	103,182	133,389
Loans borrowed from related parties	8,302	11,055
Other	39,251	56,696

	324,025	331,040

Other consists primarily of customer deposits.

The aging analysis of trade payables as of June 30, 2016 and December 31, 2015 is as follows:

	June 30, 2016	December 31, 2015
	RMB million	RMB million
Within 1 year	72,182	64,830
Between 1 and 2 years	2,300	1,987
Between 2 and 3 years	834	1,106
Over 3 years	1,832	1,573

	77,148	69,496

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the six months ended June 30, 2016 and 2015 are as follows:

Six months ended June 30, 2016	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	182,480	280,993	587,680	122,336	758	1,174,247
Less: intersegment sales	(147,601)	(212,723)	(60,457)	(14,316)	(83)	(435,180)

Revenue from external customers	34,879	68,270	527,223	108,020	675	739,067

Depreciation, depletion and amortisation	(78,755)	(11,001)	(6,271)	(9,093)	(865)	(105,985)
(Loss)/ profit from operations	(2,419)	27,474	4,609	11,431	(6,555)	34,540

Six months ended June 30, 2015	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue	245,878	334,439	713,955	139,212	709	1,434,193
Less: intersegment sales	(202,226)	(263,968)	(77,069)	(13,155)	(151)	(556,569)

Revenue from external customers	43,652	70,471	636,886	126,057	558	877,624

Depreciation, depletion and amortisation	(65,983)	(11,384)	(6,460)	(7,085)	(971)	(91,883)
Profit/ (loss) from operations	32,917	4,657	2,783	14,867	(8,109)	47,115

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

Unit: RMB million
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
	The Group	The Group	The Company	The Company
ASSETS
Current assets
Cash at bank and on hand	102,154	73,692	23,970	12,970
Notes receivable	8,940	8,233	6,699	6,745
Accounts receivable	62,675	52,262	10,920	7,362
Advances to suppliers	25,621	19,313	10,621	2,986
Other receivables	17,903	14,713	88,257	124,601
Inventories	144,482	126,877	93,333	91,912
Other current assets	44,648	54,254	39,852	42,268

Total current assets	406,423	349,344	273,652	288,844

Non-current assets
Available-for-sale financial assets	2,339	2,832	1,442	1,528
Long-term equity investments	86,543	70,999	380,575	379,914
Fixed assets	659,168	681,561	342,257	356,658
Oil and gas properties	829,284	870,350	562,805	596,163
Construction in progress	239,327	225,566	126,344	116,889
Construction materials	7,504	6,917	3,296	2,843
Intangible assets	70,604	71,049	52,364	53,336
Goodwill	45,744	45,589	—	—
Long-term prepaid expenses	27,083	27,534	20,727	21,411
Deferred tax assets	16,593	16,927	12,796	13,490
Other non-current assets	27,880	25,426	13,296	12,312

Total non-current assets	2,012,069	2,044,750	1,515,902	1,554,544

TOTAL ASSETS	2,418,492	2,394,094	1,789,554	1,843,388

Unit: RMB million
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
	The Group	The Group	The Company	The Company
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	89,698	70,059	69,880	111,045
Notes payable	5,990	7,066	5,843	6,610
Accounts payable	180,330	202,885	96,804	122,318
Advances from customers	55,340	50,930	34,309	36,367
Employee compensation payable	9,651	5,900	7,154	3,812
Taxes payable	33,906	34,141	21,776	22,517
Other payables	64,046	59,933	37,878	22,400
Current portion of non-current liabilities	46,845	36,167	19,018	13,049
Other current liabilities	8,668	4,326	7,025	2,550

Total current liabilities	494,474	471,407	299,687	340,668

Non-current liabilities
Long-term borrowings	273,385	329,461	181,846	222,199
Debentures payable	141,547	105,014	135,000	98,630
Provisions	121,781	117,996	85,576	83,094
Deferred tax liabilities	12,838	13,116	—	—
Other non-current liabilities	12,365	12,812	5,873	5,979

Total non-current liabilities	561,916	578,399	408,295	409,902

Total liabilities	1,056,390	1,049,806	707,982	750,570

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	128,210	128,008	127,834	127,834
Special reserve	14,001	11,648	8,971	7,350
Other comprehensive income	(32,106)	(36,277)	583	528
Surplus reserves	186,840	186,840	175,748	175,748
Undistributed profits	702,702	706,728	585,415	598,337

Equity attributable to equity holders of the Company	1,182,668	1,179,968	1,081,572	1,092,818

Non-controlling interests	179,434	164,320	—	—

Total shareholders’ equity	1,362,102	1,344,288	1,081,572	1,092,818

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,418,492	2,394,094	1,789,554	1,843,388

(2) Consolidated and Company Income Statements

Unit: RMB million
	For the six	For the six	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Items	The Group	The Group	The Company	The Company
Operating income	739,067	877,624	468,031	546,250
Less: Cost of sales	(566,904)	(655,690)	(346,274)	(391,320)
Taxes and levies on operations	(92,084)	(102,961)	(80,035)	(91,768)
Selling expenses	(29,899)	(30,455)	(20,831)	(20,636)

General and administrative expenses	(40,376)	(42,391)	(29,442)	(31,420)
Finance expenses	(11,190)	(12,471)	(9,750)	(10,585)
Asset impairment losses	(79)	(82)	(12)	15
Add: Investment income	27,263	3,789	11,331	13,962

Operating profit/(loss)	25,798	37,363	(6,982)	14,498

Add: Non-operating income	4,188	4,248	2,742	6,267
Less: Non-operating expenses	(3,389)	(3,177)	(2,890)	(2,714)

Profit/(loss) before taxation	26,597	38,434	(7,130)	18,051

Less: Taxation	(9,696)	(9,845)	(1,242)	(1,244)

Net profit/(loss)	16,901	28,589	(8,372)	16,807

Attributable to:
Equity holders of the Company	528	25,404	(8,372)	16,807
Non-controlling interests	16,373	3,185	—	—
Earnings/(loss) per share
Basic earnings/(loss) per share (RMB yuan)	0.003	0.139	(0.046)	0.092
Diluted earnings/(loss) per share (RMB yuan)	0.003	0.139	(0.046)	0.092

Other comprehensive income/(loss)	5,758	(4,787)	55	(269)

Other comprehensive income/(loss) attributable to equity holders of the Company, net of tax	4,171	(4,353)	55	(269)

Other comprehensive income/(loss) would be reclassified to profit or loss Including:
Share of other comprehensive income/(loss) of equity-accounted investee	133	(257)	122	(250)
Gains or losses arising from changes in fair value of available-for-sale financial assets	(950)	34	(67)	(19)
Translation differences arising on translation of foreign currency financial statements	4,988	(4,130)	—	—
Other comprehensive income/(loss) attributable to non-controlling interests of the Company, net of tax	1,587	(434)	—	—

Total comprehensive income/(loss)	22,659	23,802	(8,317)	16,538

Attributable to:
Equity holders of the Company	4,699	21,051	(8,317)	16,538
Non-controlling interests	17,960	2,751	—	—

6. Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2016.

7. Disclosure of Other Information

Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2015 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

8. Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period.

9. Compliance with the Corporate Governance Code

For the six months ended June 30, 2016, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules.

10. Audit Committee

The Audit Committee of the Company comprises Mr Lin Boqiang, Mr Liu Yuezhen and Mr Zhang Biyi. The main duties of the Audit Committee are to review and monitor the financial reporting procedures and internal control system of the Group and make recommendations to the Board.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2016.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

August 24, 2016

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as the Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng, Mr Liu Yuezhen and Mr Xu Wenrong as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.

This announcement contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.